UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Information Statement

On or about November 11, 2008 China Natural Resources, Inc. (the “Company”) first disseminated an information statement to its members in connection with its 2008 annual meeting of members.  A copy of the information statement is furnished as an exhibit to this report.

Service Agreements with Executive Officers

Effective October 1, 2008, the Company entered into Service Agreements with each of Li Feilie, our President and Chief Executive Officer, Tam Cheuk Ho, our Executive Vice President, and Wong Wah On Edward, our Chief Financial Officer. Each of the Agreements, which are identical other than with respect to the name of the executive officer, contains customary provisions to protect our confidential information and trade secrets and, in addition, provides that:

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the existing service agreement with the executive be terminated and be of no further force or effect;

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the initial term of the new Service Agreement will be three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice;

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the executive will serve as an executive officer of the Company in such capacity and with such responsibilities as are determined by the Board of Directors;

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we are to compensate the executive with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee;

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the executive’s annual fee will be reviewed annually by the Compensation Committee and may be adjusted in the discretion of the Committee with the approval of the Board of Directors;

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the Service Agreement may be terminated in the event of the death or incapacity of the executive or upon the occurrence of other customary grounds for termination;

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for two years following expiration of the Agreement, the executive may not compete with the business of the Company in the PRC, or solicit employees or customers of the Company;

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the executive be indemnified for liabilities incurred in good faith during the course of the performance of his services to the Company;

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the executive serve on our Board of Directors if requested to do so by the Board, without additional consideration; and

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the executive be reimbursed for reasonable expenses incurred in the performance of his responsibilities under the Agreement.

Exhibits

Exhibit No.	Description
99.1	Information Statement for 2008 Annual Meeting of Members
99.2	Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie
99.3	Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho
99.4	Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ Li Feilie
Li Feilie President and Chief Executive Officer

Date:  November 11, 2008

Exhibit Index

Exhibit No.	Description
99.1	Information Statement for 2008 Annual Meeting of Members
99.2	Service Agreement dated as of October 1, 2008 by and between the Company and Li Feilie
99.3	Service Agreement dated as of October 1, 2008 by and between the Company and Tam Cheuk Ho
99.4	Service Agreement dated as of October 1, 2008 by and between the Company and Wong Wah On Edward